Exhibit 23(F)

Independent auditor’s consent

We consent to the inclusion in the Registration Statement on Form S-1 of TIAA Real Estate Account of our report dated February 12, 2015 with respect to the Statement of Revenue and Certain Operating Expenses of Landover Logistics Center for the year ended December 31, 2013; and our report dated January 12, 2015 with respect to the Statements of Revenue and Certain Operating Expenses of Southside at McEwen for the year ended December 31, 2013 and the period from January 1, 2014 through April 30, 2014. We also consent to the reference to our firm under the caption “Experts”.

/s/ CohnReznick LLP
Charlotte, North Carolina
April 22, 2015